

usbank
Five Star Service Guaranteed

To the Holders of:
Structured Asset Trust Unit Repackagings (Saturns)
Corporate Bond TRACERS Units
CBT Series 2003-1 Units Trust
CUSIP NO. 12496DAA5

Distribution Date February 25, 2013

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Beginning Principal Amount	Principal Payment	Ending Principal Amount	Fixed Rate	Accrual Days	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution	Payment Amount	Total Distribution
$7,000,000.00	$4,000,000.00	$3,000,000.00	4.53000%	30	30/360	$26,425.00	$0.00	$4,026,425.00	$26,425.00	$4,026,425.00

Additional Information		
Swap Counterparty Payment Amount Due to Trustee	$	26,792.50
Trustee Payment Due to Swap Counterparty	$	97,375.00
Trustee Fees	$	416.67
Expense Account Deposit	$	-

	Original Ratings		Current Ratings			
CUSIP	Moody's	S & P	Moody's	Date	S & P	Date
12496DAA5	A3	A-	Baa2	20-Sep-12	BBB-	5-Mar-10

	Original Ratings				Current Ratings						
Underlying Security	Moody's	S&P	Maturity Date	CUSIP No.	Moody's	S&P	Interest Rate	Beginning Principal Balance	INT Payment Received	PRI Payment Received	Ending Principal Balance
Bank One Corporation 5.25% Subordinated Notes due 2013	A1	A-	January 30, 2013	06423AAS2	WR	NR	5.2500%	1,000,000.00	$26,250.00	$1,000,000.00	-
General Electric Company 5% Notes due 2013	Aaa	AAA	February 1, 2013	369604AY9	WR	NR	5.0000%	1,000,000.00	$25,000.00	$1,000,000.00	-
The Goldman Sachs Group, Inc. 4.750% Notes due 2013	Aa3	A+	July 15, 2013	38141GDK7	A3	A-	0.7500%	1,000,000.00			1,000,000.00
Johnson & Johnson 3.80% Debentures due May 15, 2013	Aaa	AAA	May 15, 2013	478160AM6	Aaa	AAA	3.8000%	1,000,000.00			1,000,000.00
Marsh and McLennan Companies, Inc. 4.850% Senior Notes due 2013	A2	AA-	February 15, 2013	571748AJ1	WR	NR	4.8500%	1,000,000.00	$24,250.00	$1,000,000.00	-
Merck & Co., Inc. 4.375% Notes due 2013	Aaa	AAA	February 15, 2013	589331AH0	WR	NR	4.3750%	1,000,000.00	$21,875.00	$1,000,000.00	-
Wal-Mart Stores, Inc. 4.55% Notes Due 2013	Aa2	AA	May 1, 2013	931142BT9	Aa2	AA	4.5500%	1,000,000.00			1,000,000.00
								7,000,000.00			
								TOTAL COLLECTED	$97,375.00	$4,000,000.00	3,000,000.00

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
It is included for the convenience of the Holders.